UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

International Game Technology PLC

(formerly Georgia Worldwide PLC)

(Name of Issuer)

Ordinary shares, nominal value $0.10 per share

(Title of Class of Securities)

G4863A 108

(CUSIP Number)

Benjamin M. Roth, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 United States Telephone: +1-212-403-1378 Facsimile: +1-212-403-2378 Email: BMRoth@WLRK.com	Maria Grazia Uglietti De Agostini S.p.A. 15, Via Giovanni da Verrazano 28100 Novara Italy Telephone: +39-0321-424-321 Facsimile: +39-39-0321-424305 Email: MariaGrazia.Uglietti@deagostini.it

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

April 7, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons De Agostini S.p.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 93,349,318

	8	Shared Voting Power 10,073,006(1)

	9	Sole Dispositive Power 93,349,318

	10	Shared Dispositive Power 10,073,006(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,422,324(2)(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.1%(2)

14	Type of Reporting Person (See Instructions) CO

(1)         Constitutes the number of ordinary shares held in the IGT PLC by DeA Partecipazioni S.p.A. (“DeA Partecipazioni”), a wholly owned subsidiary of De Agostini S.p.A. (“De Agostini” and, together with DeA Partecipazioni, the “Reporting Persons”), as disclosed below.

(2)         Includes the 10,073,006 ordinary shares held in the IGT PLC by DeA Partecipazioni, as disclosed below.

(3)         In addition to the ordinary shares that were issued to the Reporting Persons as disclosed above and below, following the completion of the Mergers (as defined below), International Game Technology PLC (“IGT PLC”) alloted and issued to a nominee (the “Nominee”) a number of special voting shares (“SVS”) of IGT PLC equal to the number of IGT PLC ordinary shares issued pursuant to the Mergers.  The Nominee will hold the SVS on behalf of IGT PLC’s shareholders, including the Reporting Persons, and will exercise the voting rights attached to those shares in accordance with IGT PLC’s articles of association.  If IGT PLC’s shareholders, including the Reporting Persons, maintain their ownership of IGT PLC ordinary shares for a continuous period of at least three years, they will be entitled, upon election, to direct the exercise of voting rights in an equal number of SVS.  Each SVS carries the right to 0.9995 votes.  The SVS cannot be traded or transferred.

1	Name of Reporting Persons DeA Partecipazioni S.p.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,073,006(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,073,006

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,073,006

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1%

14	Type of Reporting Person (See Instructions) CO

(1)         In addition to the ordinary shares that were issued to the Reporting Persons as disclosed above and below, following the completion of the Mergers (as defined below), International Game Technology PLC (“IGT PLC”) alloted and issued to a nominee (the “Nominee”) a number of special voting shares (“SVS”) of IGT PLC equal to the number of IGT PLC ordinary shares issued pursuant to the Mergers.  The Nominee will hold the SVS on behalf of IGT PLC’s shareholders, including the Reporting Persons, and will exercise the voting rights attached to those shares in accordance with IGT PLC’s articles of association.  If IGT PLC’s shareholders, including the Reporting Persons, maintain their ownership of IGT PLC ordinary shares for a continuous period of at least three years, they will be entitled, upon election, to direct the exercise of voting rights in an equal number of SVS.  Each SVS carries the right to 0.9995 votes.  The SVS cannot be traded or transferred.

Item 1.                          Security and Issuer.

This Schedule 13D relates to the ordinary shares, nominal value $0.10, of International Game Technology PLC (formerly known as Georgia Worldwide PLC and Georgia Worldwide Limited) (“IGT PLC” or the “Issuer”).  IGT PLC’s principal executive offices are currently located at 11 Old Jewry, 6th Floor, London EC2R 8DU, United Kingdom.  Its telephone number is +44 (0) 203 131 0300.

Item 2.                          Identity and Background.

(a)                                 This Schedule 13D is jointly filed by De Agostini S.p.A., a società per azioni organized under the laws of the Republic of Italy (“De Agostini”), and its wholly owned subsidiary DeA Partecipazioni S.p.A., a società per azioni organized under the laws of the Republic of Italy (“DeA Partecipazioni”).  De Agostini and DeA Partecipazioni are, individually, referred to as a “Reporting Entity” and, collectively, as the “Reporting Entities.”

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of (i) each executive officer and director of the Reporting Entities, (ii) each person controlling each of the Reporting Entities, and (iii) each executive officer and director of any corporation or other person ultimately in control of each of the Reporting Entities are set forth in Schedule A hereto.

(b)                                 The address of both Reporting Entities’ principal business and principal office is 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

(c)                                  De Agostini holds equity investments and financial assets.  It operates, partly through its subsidiaries, in the following sectors: publishing, media and communication, gaming and services relating to gaming activities, and financial investments.  DeA Partecipazioni is a holding company and a wholly owned subsidiary of De Agostini, through which De Agostini holds a 5.1% stake in IGT PLC and certain other investments.

(d)-(e)               During the last five years, none of the Reporting Entities nor, to the best of their knowledge, any of the persons listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                                   Not applicable.

Item 3.                          Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to ordinary shares of IGT PLC received by the Reporting Entities upon effectiveness of the merger of GTECH S.p.A. with and into IGT PLC (the “Holdco Merger”),which was immediately followed by the merger of Georgia Worldwide Corporation, a wholly owned subsidiary of IGT PLC, with and into International Game Technology (the “US Merger” and, together with the Holdco Merger, the “Mergers”), all pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 15, 2014, as amended on September 23, 2014 (the “Amendment”), by and among GTECH S.p.A., IGT PLC, Georgia Worldwide Corporation, International Game Technology, and, solely with respect to Section 5.02(a) and Article VIII thereof, GTECH Corporation.  The Merger Agreement and the Amendment are attached as Exhibit 1 and Exhibit 2 to this Schedule 13D, respectively.

On November 4, 2014, the extraordinary general shareholders’ meeting of GTECH approved the Holdco Merger, and on February 10, 2015, the special shareholders’ meeting of International Game Technology approved the US Merger.  The Mergers became effective on April 7, 2015.  Pursuant to the Merger Agreement, upon effectiveness of the Holdco Merger, GTECH shareholders received one (1) IGT PLC ordinary share for each GTECH common share that they held.  Accordingly, upon effectiveness of the Holdco Merger:

•                  De Agostini, which immediately prior to the Holdco Merger held 93,349,318 ordinary shares of GTECH equal to approximately 53.30% of GTECH’s ordinary share capital, received, based on the applicable exchange ratio under the Merger Agreement, 93,349,318 IGT PLC ordinary shares, or approximately 47.02% of IGT PLC’s outstanding ordinary shares; and

•                  DeA Partecipazioni, which immediately prior to the Holdco Merger held 10,073,006 ordinary shares of GTECH equal to approximately 5.75% of GTECH’s ordinary share capital, received, based on the applicable exchange ratio under the Merger Agreement, 10,073,006 IGT PLC ordinary shares, or approximately 5.07% of IGT PLC’s outstanding ordinary shares.

Together, the Reporting Entities received 103,422,324 IGT PLC ordinary shares in the Holdco Merger, or approximately 52.09% of IGT PLC’s outstanding ordinary shares.

References to, and descriptions of, the Mergers and the Merger Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, as amended, incorporated by reference to Exhibit 1 and Exhibit 2 to this Schedule 13D.

Item 4.                          Purpose of Transaction.

(a)-(j)                 As described under Item 3 above, which is incorporated by reference herein, the Reporting Entities acquired the ordinary shares of IGT PLC as a result of the Holdco Merger.  The principal objective of  the Reporting Entities’ investment in IGT PLC is the creation of value over time for all shareholders, by supporting IGT PLC’s business growth strategies, which will be identified and adopted by the board of directors and the management of IGT PLC over time.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:  (i) any acquisition by any person of additional securities of IGT PLC, or any disposition of securities of IGT PLC; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IGT PLC or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of IGT PLC or any of its subsidiaries; (iv) any change in the present board of directors or management of IGT PLC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of IGT PLC; (vi) any other material change in IGT PLC’s business or corporate structure; (vii) any change in IGT PLC’s articles of association or other actions which may impede the acquisition of control of IGT PLC by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of IGT PLC; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of IGT PLC; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons expect to evaluate on an ongoing basis IGT PLC’s financial condition and prospects and their interest in, and intentions with respect to, IGT PLC.  Accordingly, the Reporting Persons reserve the right to change their plans as they deem appropriate.  For example, the Reporting Persons may (1) acquire additional securities of IGT PLC in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of some or all of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes.  Any such transactions may be effected at any time and from time to time (subject to the limitations of the Voting Agreement, as described below).  In reaching any determination as to their future course of action, the Reporting Persons may take into consideration various factors, such as IGT PLC’s business and prospects, other developments concerning IGT PLC, other business opportunities available to the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the ordinary shares of IGT PLC.

As a result of these activities, the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of IGT PLC as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as acquiring other companies or businesses; changing strategies; restructuring IGT PLC’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by IGT PLC; and entering into agreements with the management of IGT PLC relating to acquisitions of shares of IGT PLC by members of management, issuance of options to management, or their employment by IGT PLC.

Item 5.                          Interest in Securities of the Issuer.

(a)-(b)              Item 3 of this Schedule 13D and Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.  De Agostini is the parent company of DeA Partecipazioni.  As a result, De Agostini is a beneficial owner of the IGT PLC shares held by DeA Partecipazioni. Furthermore, the following persons listed in Items 2(a)-(c) above beneficially own ordinary shares of IGT PLC for their personal accounts:

•                  Mr. Renzo (also known as Lorenzo) Pellicioli beneficially owns 71,400 IGT PLC ordinary shares; and

•                  Mr. Paolo Ceretti beneficially owns 3,060 IGT PLC ordinary shares.

The persons named above have the sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in this Item 5 (above).  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c)                                  Except (i) for such shares in GTECH S.p.A. or International Game Technology that were held by persons listed in Items 2(a)-(c) above prior to effectiveness of the Mergers and were, pursuant to the Merger Agreement, exchanged for shares in IGT PLC as part of the Mergers, and (ii) as set forth otherwise in this Schedule 13D, neither the Reporting Persons nor any persons listed in Items 2(a)-(c) above have effected any transactions with respect to ordinary shares of IGT PLC during the past 60 days.

(d)                                 Except as set forth herein, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the IGT PLC ordinary shares.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

The description of the Merger Agreement under Item 3 of this Schedule 13D is incorporated herein by reference.

Voting Agreement

In connection with the Merger Agreement, on July 15, 2014, IGT PLC entered into a voting agreement (the “Voting Agreement”) with International Game Technology, De Agostini and DeA Partecipazioni.  The Voting Agreement requires that, from and after the effective time of the Mergers and for a period of three years thereafter, the Reporting Persons will vote all of the IGT PLC ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of IGT PLC in place immediately following the Mergers.  Pursuant to the Voting Agreement, the Reporting Persons are restricted from transferring any covered IGT PLC ordinary shares to (i) any affiliate prior to the three-year anniversary of the effective time of the Mergers, unless the affiliate agrees to be bound by the Voting Agreement, or (ii) to any other person prior to the two-month anniversary of the effective time of the Mergers.  References to, and descriptions of, the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Voting Agreement incorporated by reference as Exhibit 3 to this Schedule 13D.

2015 Equity Incentive Plan

As officers and/or directors of IGT PLC, Messrs. Marco Drago, Renzo (Lorenzo) Pellicioli and Paolo Ceretti are eligible to participate in the IGT PLC 2015 Equity Incentive Plan (the “2015 Equity Plan”).  The 2015 Equity Plan is attached as Exhibit 4 to this Schedule 13D.  As of April 15, 2015, none of Messrs Marco Drago, Renzo (Lorenzo) Pellicioli and Paolo Ceretti had been granted any awards under the 2015 Equity Plan.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto (the “Joint Filing Agreement”) attached as Exhibit 5 to this Schedule 13D.

Other than the Merger Agreement, the Voting Agreement, the 2015 Equity Plan and the Joint Filing Agreement mentioned above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IGT PLC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                          Material to be Filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger, dated as of July 15, 2014, by and among by and among GTECH S.p.A., a joint stock company organized under the laws of Italy, solely with respect to Section 5.02(a) and Article VIII, GTECH Corporation, a Delaware corporation, International Game Technology PLC (f/k/a Georgia Worldwide Limited), a public limited company organized under the laws of England and Wales, Georgia Worldwide Corporation, a Nevada corporation, and International Game Technology, a Nevada corporation (incorporated herein by reference to Annex A to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015)

Exhibit 2

Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 15, 2014, by and among by and among GTECH S.p.A., a joint stock company organized under the laws of Italy, solely with respect to Section 5.02(a) and Article VIII, GTECH Corporation, a Delaware corporation, International Game Technology PLC (f/k/a Georgia Worldwide Limited), a public limited company organized under the laws of England and Wales, Georgia Worldwide Corporation, a Nevada corporation, and International Game Technology, a Nevada corporation (incorporated herein by reference to Annex B to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015)

Exhibit 3

Voting Agreement, dated as of July 15, 2014, among International Game Technology, International Game Technology PLC (formerly known as Georgia Worldwide Limited), De Agostini S.p.A. and DeA Partecipazioni S.p.A. (incorporated herein by reference to Annex D to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015)

Exhibit 4	IGT PLC 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.12 to the Registration Statement on Form S-8 by International Game Technology PLC on April 6, 2015)

Exhibit 5	Joint Filing Agreement, dated as of April 15, 2015, between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2015
De Agostini S.p.A.

	By:	/s/ Marco Drago
		Name:	Marco Drago
		Title:	Chairman

DeA Partecipazioni S.p.A.

	By:	/s/ Roberto Drago
		Name:	Roberto Drago
		Title:	Chairman

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DE AGOSTINI S.P.A.

Set forth below are the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of De Agostini S.p.A.  The citizenship of each person listed below is Italian, and the business address of each person listed below is c/o 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

DIRECTORS OF DE AGOSTINI S.P.A.

NAME AND POSITION WITH DE AGOSTINI S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman

Chairman and Director of De Agostini S.p.A; Chairman and General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Sole Director of TRES Investimenti S.r.l.; Vice Chairman of Grupo Planeta De Agostini SL.

Pietro Boroli Co-Vice Chairman

Co-Vice Chairman and Director of De Agostini S.p.A.; Chairman of De Agostini Publishing Italia S.p.A.; Chairman of De Agostini Publishing S.p.A.; Chairman of De Agostini Editore S.p.A.; Chairman of De Agostini Libri S.p.A.; Co-Vice Chairman of Grupo Planeta De Agostini SL; Vice Chairman of DeA Planeta SL, Executive Deputy Chaiman of Editorial Planeta De Agostini SA.

Roberto Drago Co-Vice Chairman

Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Chairman and Chief Executive Officer of B&D Finance S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman of DeA Factor S.p.A.; Chairman of AS5 S.r.l.; Chairman and Director of DeA Partecipazioni S.p.A.

Renzo (Lorenzo) Pellicioli Director and CEO

Director and CEO of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; General Manager of DeA Partecipazioni S.p.A.; Vice Chairman of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman of Zodiak Media S.A.; Chairman of DeA Capital S.p.A.

Marco Emilio Boroli Deputy Vice Chairman	Director of De Agostini S.p.A; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.

Giorgio Drago Director	General Partner of B&D Holding di Marco Drago e C. S.a.p.a., Co-Vice Chairman of De Agostini Editore S.p.A.

Andrea Boroli Director	Director of De Agostini S.p.A.; Sole Director of Partecipazioni Grafiche Italiane SpA 18, Via Leonardo da Vinci, 28100 Novara, Italy.

Chiara Boroli Director	Director of De Agostini S.p.A.

Paolo Boroli Director	Director of De Agostini S.p.A.; Co-Vice Chairman of De Agostini Editore S.p.A.

Carlo Ferrari Ardicini Director	Director of De Agostini S.p.A.; Vice Chairman of Controlfida SA—16, Piazza della Riscossa, CH-6906 Lugano, Switzerland

Alberto Toffoletto Director	Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Partner of NCTM Law firm, 12, Via Agnello, 20121 Milan, Italy.

Paolo Tacchini Director	Director of De Agostini S.p.A.; Partner of Tacchini-Riboni-Belcredi Law Firm, 7, Rotonda Massimo D’Azeglio, 28100 Novara, Italy.

EXECUTIVE OFFICERS OF DE AGOSTINI S.P.A.

NAME AND POSITION WITH DE AGOSTINI S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman

Chairman and Director of De Agostini S.p.A; Chairman and General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Sole Director of TRES Investimenti S.r.l.; Vice Chairman of Grupo Planeta De Agostini SL.

Pietro Boroli Co-Vice Chairman

Co-Vice Chairman and Director of De Agostini S.p.A.; Chairman of De Agostini Publishing Italia S.p.A.; Chairman of De Agostini Publishing S.p.A.; Chairman of De Agostini Editore S.p.A.; Chairman of De Agostini Libri S.p.A.; Co-Vice Chairman of Grupo Planeta De Agostini SL; Vice Chairman of DeA Planeta SL, Executive Deputy Chaiman of Editorial Planeta De Agostini SA.

Roberto Drago Co-Vice Chairman

Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Chairman and Chief Executive Officer of B&D Finance S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman of DeA Factor S.p.A.; Chairman of AS5 S.r.l.; Chairman and Director of DeA Partecipazioni S.p.A.

Renzo (Lorenzo) Pellicioli Chief Executive Officer

Director and CEO of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; General Manager of DeA Partecipazioni S.p.A.; Vice Chairman of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman of Zodiak Media S.A.; Chairman of DeA Capital S.p.A.

Marco Emilio Boroli Deputy Vice Chairman	Director of De Agostini S.p.A; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.

Paolo Ceretti General Manager

General Manager of De Agostini S.p.A.; Chief Executive Officer of DeA Capital Real Estate S.p.A.; General Manager of Atlasformen S.A.S.; Chief Executive Officer of De Agostini Editore S.p.A.; Deputy Chairman and General Manager of Editions Atlas S.A.; Chief Executive Officer and Director of DeA Partecipazioni S.p.A., Chief Executive Officer of DeA Capital S.p.A.

DIRECTORS AND EXECUTIVE OFFICERS OF DEA PARTECIPAZIONI S.P.A.

Set forth below are the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of DeA Partecipazioni S.p.A.  The citizenship of each person listed below is Italian, and the business address of each person listed below is c/o 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

DIRECTORS OF DEA PARTECIPAZIONI S.P.A.

NAME AND POSITION WITH DEA PARTECIPAZIONI S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Emilio Boroli Director	Director of DeA Partecipazioni S.p.A; Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.

Roberto Drago Chairman and Director

Chairman and Director of DeA Partecipazioni S.p.A; Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Chairman and Chief Executive Officer of B&D Finance S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman of DeA Factor S.p.A.; Chairman of AS5 S.r.l.

Paolo Ceretti Director and Chief Executive Officer

Director and Chief Executive Officer of DeA Partecipazioni S.p.A.; General Manager of De Agostini S.p.A.; Chief Executive Officer of DeA Capital Real Estate S.p.A.; General Manager of Atlasformen S.A.S.; Chief Executive Officer of De Agostini Editore S.p.A.; Deputy Chairman and General Manager of Editions Atlas S.A.; Chief Executive Officer of DeA Capital S.p.A.

EXECUTIVE OFFICERS OF DEA PARTECIPAZIONI S.P.A.

NAME AND POSITION WITH DEA PARTECIPAZIONI S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Roberto Drago Chairman

Chairman and Director of DeA Partecipazioni S.p.A; Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Chairman and Chief Executive Officer of B&D Finance S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman of DeA Factor S.p.A.; Chairman of AS5 S.r.l.

Paolo Ceretti Chief Executive Officer

Chief Executive Officer and Director of DeA Partecipazioni S.p.A.; General Manager of De Agostini S.p.A.; Chief Executive Officer of DeA Capital Real Estate S.p.A.; General Manager of Atlasformen S.A.S.; Chief Executive Officer of De Agostini Editore S.p.A.; Deputy Chairman and General Manager of Editions Atlas S.A.; Chief Executive Officer of DeA Capital S.p.A.

Renzo (Lorenzo) Pellicioli General Manager

General Manager of DeA Partecipazioni S.p.A.; Director and CEO of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Vice Chairman of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman of Zodiak Media S.A.; Chairman of DeA Capital S.p.A.

ULTIMATE SHAREHOLDERS OF THE REPORTING ENTITIES

DEA PARTECIPAZIONI S.P.A.

De Agostini S.p.A., as of the date of this Schedule, is in control of DeA Partecipazioni S.p.A.  The information regarding De Agostini S.p.A. disclosed earlier in this Schedule 13D is incorporated herein by reference.

DE AGOSTINI S.P.A.

B&D Holding di Marco Drago e C. S.a.p.a., as of the date of this Schedule, is in control of De Agostini S.p.A.  The business address of B&D Holding di Marco Drago e C. S.a.p.a. is 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

Set forth below are the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of B&D Holding di Marco Drago e C. S.a.p.a.  The citizenship of each person listed below is Italian, and the business address of each person listed below is c/o 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

DIRECTORS OF B&D HOLDING DI MARCO DRAGO E. C. S.A.P.A.

NAME AND POSITION WITH B&D HOLDING DI MARCO DRAGO E C. S.A.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman and General Partner

Chairman and Director of De Agostini S.p.A; Chairman and General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Sole Director of TRES Investimenti S.r.l.; Vice Chairman of Grupo Planeta-De Agostini SL.

Alberto Boroli General Partner	General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Sole Director of Immobiliare OG S.r.l.

Roberto Drago General Partner

Chairman and Director of DeA Partecipazioni S.p.A; Director of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Chairman and Chief Executive Officer of B&D Finance S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman of DeA Factor S.p.A.; Chairman of AS5 S.r.l.

Renzo (Lorenzo) Pellicioli General Partner

Director and CEO of De Agostini S.p.A.; General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; General Manager of DeA Partecipazioni S.p.A.; Vice Chairman of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman of Zodiak Media S.A.; Chairman of DeA Capital S.p.A.

Marco Emilio Boroli General Partner	General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Director of DeA Partecipazioni S.p.A; Director of De Agostini S.p.A.

Alberto Toffoletto General Manager	General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Partner of NCTM Studio Legale Associato, via Agnello n. 12, 20121 Milan, Italy.

Drago Giorgio General Partner	General Partner of B&D Holding di Marco Drago e C. S.a.p.a., Vice Chairman of De Agostini Editore S.p.A.

EXECUTIVE OFFICERS OF B&D HOLDING DI MARCO DRAGO E. C. S.A.P.A.

NAME AND POSITION WITH B&D HOLDING DI MARCO DRAGO E C. S.A.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman and General Partner

Chairman and Director of De Agostini S.p.A; Chairman and General Partner of B&D Holding di Marco Drago e C. S.a.p.a.; Sole Director of TRES Investimenti S.r.l.; Vice Chairman of Grupo Planeta De Agostini SL.